# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Broad Street Realty, Inc., CIK 0000764897
CUSIP: 111294104
Title of class of securities: Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 11911 FREEDOM DRIVE, SUITE 450, RESTON, Virginia (VA), 20190
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0000895345-22-000798
Filed by CIK 0001380393
Persons authorized to receive notices and communications: David N. Brooks, 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105, 212-798-6100

## Reporting persons
- CF Flyer Mezz Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion ULMA-C Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities Fund V Expansion (G) L.P. (CIK 0001813886): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities V Advisors LLC (CIK 0001893413): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCO Fund V GP LLC (CIK 0001893401): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings (Cayman) LLC (CIK 0001849502): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings LLC (CIK 0001500292): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG LLC (CIK 0001245521): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Operating Entity I LP (CIK 0001387344): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Blue LLC (f/k/a FIG Corp.) (CIK 0001387345): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Investment Group LLC (CIK 0001380393): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I Intermediate Holdco LLC (CIK 0002024037): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I LLC (CIK 0002024235): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Parent, LLC (CIK 0002024041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Foundation Holdco LP (CIK 0002024043): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Buyer GP, LLC (CIK 0002024046): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.9% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 35,041,443 shares of Common Stock outstanding as of November 6, 2024, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value per share
Name of issuer: Broad Street Realty, Inc.
Address of issuer's principal executive offices: 11911 FREEDOM DRIVE, SUITE 450, RESTON, Virginia (VA), 20190
Comment:
Item 1 is hereby amended and restated as follows:

This Amendment No. 3 (this "Amendment") amends and supplements (i) the Statement on Schedule 13D filed on November 29, 2022 and Amendment No.1 thereto filed by Fortress and the other reporting persons named therein (together, the "Original Schedule 13D"), (ii) the Statement on Schedule 13D filed by FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC on May 21, 2024 (the "Reorganization 13D") and (iii) Amendment No. 2 filed on February 4, 2025, by Fortress and the other persons named therein, to each of the Original Schedule 13D and the Reorganization 13D (together and as so amended, the "Schedule 13D") each relating to common stock, par value $0.01 par value per share ("Common Stock"), of Broad Street Realty, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer's principal executive offices are located at 11911 Freedom Drive, Suite 450, Reston, Virginia 20190.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(i) CF Flyer Mezz Holdings LLC, a Delaware limited liability company ("CF Flyer Mezz Holdings"), holds the Fortress Warrant.

(ii) FCOF V Expansion ULMA-C Investments LLC, a Delaware limited liability company ("FCOF V ULMA"), holds the majority of membership interests in CF Flyer Mezz Holdings.

(iii) FCOF V Expansion CDFG MA-C Investments LLC (UL Series), a Delaware limited liability company ("FCOF V Investments"), holds the majority of membership interests in FCOF V ULMA.

(iv) Fortress Credit Opportunities Fund V Expansion (G) L.P., a Cayman Islands exempted limited partnership ("Fortress Credit V LP"), holds the majority of membership interests in FCOF V Investments.

(v) Fortress Credit Opportunities V Advisors LLC, a Delaware limited liability company ("Fortress Credit V LLC"), is the investment adviser to Fortress Credit V LP.

(vi) FCO Fund V GP LLC, a Delaware limited liability company ("FCO Fund V"), is the general partner of Fortress Credit V LP.

(vii) Hybrid GP Holdings (Cayman) LLC, a Cayman Islands limited liability company ("Cayman GP"), is the parent of the general partners of certain investment funds that hold membership interests in CF Flyer Mezz Holdings, including FCO Fund V.

(viii) Hybrid GP Holdings LLC, a Delaware limited liability company ("Hybrid GP"), is the sole owner of Cayman GP.

(ix) FIG LLC, a Delaware limited liability company ("FIG LLC"), is the parent of the investment advisers to certain investment funds that hold membership interests in CF Flyer Holdings, including Fortress Credit V LLC.

(x) Fortress Operating Entity I LP, a Delaware limited partnership ("FOE I"), is (i) the sole owner of FIG LLC and (ii) the managing member of, and holds the majority of equity interest in, Hybrid GP.

(xi) FIG Blue LLC (formerly known as FIG Corp.), a Delaware limited liability company ("FIG Blue"), is the general partner of FOE I.

(xii) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), is the sole member of FIG Blue.

(xiii) FINCO I Intermediate Holdco LLC, a Delaware limited liability company ("FINCO I IH"), is the sole member of Fortress Investment Group.

(xiv) FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH.

(xv) FIG Parent, LLC, a Delaware limited liability company ("FIG Parent"), is the sole member of FINCO I LLC.

(xvi) Foundation Holdco LP, a Delaware limited partnership ("Foundation Holdco"), is the sole member of FIG Parent.

(xvii) FIG Buyer GP, LLC, a Delaware limited liability company ("FIG Buyer"), is the general partner of Foundation Holdco.

CF Flyer Mezz Holdings, FCOF V ULMA, FCOF V Investments, Fortress Credit V LP, Fortress Credit V LLC, FCO Fund V, Cayman GP, Hybrid GP, FIG LLC, FOE I, FIG Blue, Fortress, FINCO I IH, FINCO I LLC, FIG Parent, Foundation Holdco and FIG Buyer are collectively referred to herein as the "Reporting Persons."
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Fortress Investment Group is a highly diversified investment manager. The principal business of Fortress Investment Group and each of the Reporting Persons is forming, managing, and/or directly or indirectly participating in investment funds or their investments, as the case may be.

Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the "Covered Persons"), and the business address and present principal occupation of each of the Covered Persons.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as set forth in Annex B, during the last five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and restated in its entirety as follows:

See responses to Item 4 on each cover page. Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby as amended to incorporate the following at the end thereof:

On February 28, 2025, Seller and Note Seller (collectively, the "Sellers") delivered a notice of default, termination and reservation of rights (the "Notice") to the Purchaser and Note Purchaser (collectively, the "Purchasers") following a material breach by the Purchasers of their respective obligations to complete the closings under the Preferred Membership Interest and Warrant Purchase Agreement and Note Purchase Agreement (collectively, the Purchase Agreements"), respectively, without properly exercising the Purchasers' extension options. Pursuant to the Notice, the Sellers terminated the Purchase Agreements effective as of February 28, 2025. Although the Sellers and Purchasers are continuing to discuss, as of the date hereof, the Sellers are seeking disbursement of the Purchasers' nonrefundable deposit from the escrow agent.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7-10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information contained in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 5(c) and, except as set forth therein, the Reporting Persons have not effected any transactions in Common Stock since the filing of Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares beneficially owned by the Reporting Persons and described in this Item 5.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated into this Item 6 and added at the end thereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7 Joint Filing Agreement, by and among the Reporting Persons, dated as of February 4, 2025, incorporated by reference to Exhibit 99.7 to Amendment No. 2.

## Signatures
- CF Flyer Mezz Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FCOF V Expansion ULMA-C Investments LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: /s/ David N. Brooks, David N. Brooks/Secretary; By: FCO Fund V GP LLC, its general partner (03/04/2025)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- Hybrid GP Holdings (Cayman) LLC: /s/ David N. Brooks, David N. Brooks/Secretary; By: Hybrid GP Holdings LLC, its managing member (03/04/2025)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks/Secretary; By: FIG Blue LLC, its general partner (03/04/2025)
- FIG Blue LLC (f/k/a FIG Corp.): /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)
- Foundation Holdco LP: /s/ David N. Brooks, David N. Brooks/Secretary; By: FIG Buyer GP, LLC, its general partner (03/04/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (03/04/2025)